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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)



                                NETGATEWAY, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    641111109
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:
         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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----------------------------------------                                          ------------------------------------
          CUSIP NO. 641111109                              13G                             PAGE 2 OF 5 PAGES
----------------------------------------                                          ------------------------------------

---------------------------------------- ---------------------------------------- ------------------------------------
  1.    NAMES OF REPORTING PERSONS
           Keith D. Freadhoff

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Not applicable
------- --------------------------------------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                  (a)  [  ]
                                                                                                  (b)  [  ]
------- --------------------------------------------------------------------------------------------------------------
  3.    SEC USE ONLY


------- --------------------------------------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
------- --------------------------------------------------------------------------------------------------------------
      NUMBER OF        5.   SOLE VOTING POWER:  2,051,049
       SHARES          ---- ------------------------------------------------------------------------------------------
    BENEFICIALLY       6.   SHARED VOTING POWER:  0
      OWNED BY         ---- ------------------------------------------------------------------------------------------
        EACH           7.   SOLE DISPOSITIVE POWER:  2,051,049
      REPORTING        ---- ------------------------------------------------------------------------------------------
     PERSON WITH       8.   SHARED DISPOSITIVE POWER:  0
------- --------------------------------------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,051,049
------- --------------------------------------------------------------------------------------------------------------
 10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                                             [  ]
------- --------------------------------------------------------------------------------------------------------------
 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           12.1% (1)
------- --------------------------------------------------------------------------------------------------------------
 12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
------- --------------------------------------------------------------------------------------------------------------

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----------------
         (1) Based on (a) 2,051,049 shares of Common Stock beneficially owned as of December 31, 1999 and (b) 16,954,464 shares of Common Stock outstanding, as reported on the issuer's Quarterly Report on Form 10-Q filed for the period ending December 31, 1999. As of March 31, 2000, Mr. Freadhoff was the beneficial owner of 1,750,215 shares of Common Stock, or 9.9% of outstanding shares based on 17,660,543 shares of Common Stock outstanding, as reported on the issuer's Quarterly Report on Form 10-Q filed for the period ending March 31, 2000.


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CUSIP No. 641111109                 13G                        Page 3 of 5 Pages



ITEM 1.

     (a)  Name of issuer: Netgateway, Inc.
     (b) Address of issuer's principal executive offices: 300 Oceangate, 5th Floor, Long Beach, CA 90802

ITEM 2.

     (a)  Name of person filing: Keith D. Freadhoff
     (b) Address or principal business office or, if none, residence: 300 Oceangate, 5th Floor, Long Beach, CA 90802
     (c)  Citizenship: U.S.A.
     (d)  Title of class of securities: Common Stock
     (e)  CUSIP No.: 641111109

ITEM 3.

     Not  Applicable

ITEM 4.  Ownership.

     (a)  Amount beneficially owned: 2,051,049
     (b)  Percent of class: 12.1% (1)
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote: 2,051,049
          (ii)  Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 2,051,049
          (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

ITEM 6.  Ownership of More than 5 Percent on Behalf of Another Person.

     Not  Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not Applicable

----------------
         (1) Based on (a) 2,051,049 shares of Common Stock beneficially owned as of December 31, 1999 and (b) 16,954,464 shares of Common Stock outstanding, as reported on the issuer's Quarterly Report on Form 10-Q filed for the period ending December 31, 1999. As of March 31, 2000, Mr. Freadhoff was the beneficial owner of 1,750,215 shares of Common Stock, or 9.9% of outstanding shares based on 17,660,543 shares of Common Stock outstanding, as reported on the issuer's Quarterly Report on Form 10-Q filed for the period ending March 31, 2000.


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CUSIP No. 641111109                    13G                     Page 4 of 5 Pages



ITEM 8.  Identification and Classification of Members of the Group.

     Not Applicable

ITEM 9.  Notice of Dissolution of Group.

     Not Applicable

ITEM 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 641111109                    13G                     Page 5 of 5 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            -------------------------------------
                                  June 22, 2000


                            /s/ KEITH D. FREADHOFF
                            -------------------------------------
                                    Signature

                            Keith D. Freadhoff,
                            Chairman of the Board of Directors
                            -------------------------------------
                                   Name/Title